UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  ___)*

Central Energy Partners LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
153423108
(CUSIP Number)
Cushing MLP Asset Management, L.P.
8117 Preston Road, Suite 440
Dallas, Texas 75225
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

May 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	153423108

1	NAMES OF REPORTING PERSONS Cushing MLP Opportunity Fund I, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		7,413,013

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,413,013

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,413,013

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	46.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	153423108

1	NAMES OF REPORTING PERSONS Swank Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,413,013

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,413,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,413,013

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	46.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, HC

CUSIP No.	153423108

1	NAMES OF REPORTING PERSONS Cushing MLP Asset Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,413,013

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,413,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,413,013

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	46.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

CUSIP No.	153423108

1	NAMES OF REPORTING PERSONS Jerry V. Swank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,413,013

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,413,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,413,013

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	46.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D
This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Cushing MLP Opportunity Fund I, LP, a Delaware limited partnership (the “MLP Fund”), Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Cushing MLP Asset Management, LP, a Texas limited partnership (“MLP Advisors”), and Mr. Jerry V. Swank, the managing member of Swank Capital, relating to Common Units (the “Common Units”) of Central Energy Partners LP, a Delaware limited partnership (the “Issuer”).
This Schedule 13D relates to Common Units of the Issuer purchased by MLP Advisors through the account of the MLP Fund. The MLP Fund may direct the vote and disposition of the 7,413,013 Common Units it holds directly. MLP Advisors serves as the investment adviser to the MLP Fund and may direct the vote and disposition of the 7,413,013 Common Units held by the MLP Fund. Swank Capital serves as the general partner of MLP Advisors and may direct MLP Advisors to direct the vote and disposition of the 7,413,013 Common Units held by the MLP Fund. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 7,413,013 Common Units held by the MLP Fund.

Item 1.	Security and Issuer
Securities acquired: Common Units (the “Common Units”).

Issuer:	Central Energy Partners LP
8150 North Central Expressway
Suite 1525
Dallas, Texas 75206

Item 2.	Identity and Background
(a) This Schedule 13D is jointly filed by the MLP Fund, Swank Capital, MLP Advisors and Mr. Swank. Because Mr. Swank is the principal of Swank Capital, which is the general partner of MLP Advisors (with Mr. Swank, MLP Advisors and Swank Capital hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the Common Units held by the MLP Fund. The Reporting Persons (as hereinafter defined) are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.
(b) The principal place of business for each of the Reporting Persons is 8117 Preston Road, Suite 440, Dallas, Texas 75225.
(c) The principal occupation of Mr. Swank is serving as the managing member of Swank Capital. The principal business of Swank Capital is acting as the general partner of MLP Advisors. The principal business of MLP Advisors is investment management. The principal business of the MLP Fund is investing in securities.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The MLP Fund is organized under the laws of the State of Delaware. Swank Capital and MLP Advisors are organized under the laws of the State of Texas. Mr. Swank is a citizen of the United States of America.

Item 3.	Source and Amount of Funds
As of June 29, 2011, the MLP Fund had invested $2,913,000 (inclusive of brokerage commissions) in Common Units of the Issuer. The source of these funds was the working capital of the MLP Fund.

Item 4.	Purpose of the Transaction
The MLP Fund (collectively with Mr. Swank, Swank Capital and MLP Advisors, the “Reporting Persons”) purchased the Common Units based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the Common Units, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional Common Units or dispose of any or all of their Common Units depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.
The purpose of the acquisition of the Common Units was for investment, and the acquisition of the Common Units was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.
Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives or regulators of the Issuer regarding the Issuer, including, but not limited to, its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Units of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

In addition, effective as of June 29, 2011, Mr. Jerry V. Swank, managing member of Swank Capital, and Mr. Daniel L. Spears, a Portfolio Manager at MLP Advisors, will join the board of directors of the Issuer (the “Board”).
Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer
(a) The aggregate percentage of Common Units reported to be owned by the MLP Fund is based upon 15,866,482 Common Units outstanding, which is the total number of Common Units outstanding as of May 1, 2011, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 16, 2011.
The aggregate percentage of Common Units reported to be owned by Swank Capital, MLP Advisors and Mr. Swank is based upon 15,866,482 Common Units outstanding, which is the total number of Common Units outstanding as of May 1, 2011, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 16, 2011.
As of June 29, 2011, the MLP Fund beneficially owned 7,413,013 Common Units, representing approximately 46.7% of the issued and outstanding Common Units of the Issuer.
Swank Capital, as the general partner of MLP Advisors, and MLP Advisors, the investment advisor to the MLP Fund, may also be deemed to beneficially own the 7,413,013 Common Units held by the MLP Fund, representing approximately 46.7% of the issued and outstanding Common Units of the Issuer.
As of June 29, 2011, Swank Capital and MLP Advisors beneficially owned 7,413,013 Common Units, representing approximately 46.7% of the issued and outstanding Common Units of the Issuer.
In addition, Mr. Swank, as the managing member of Swank Capital, the general partner of MLP Advisors, may also be deemed to beneficially own the 7,413,013 Common Units beneficially owned by the MLP Fund, representing approximately 46.7% of the issued and outstanding Common Units of the Issuer.
Swank Capital, MLP Advisors and Mr. Swank disclaim beneficial ownership of the Common Units held by the MLP Fund except to the extent of their pecuniary interest therein.
(b) Mr. Swank, as the managing member of Swank Capital, Swank Capital, as the general partner of MLP Advisors, and MLP Advisors, the investment manager of the MLP Fund, have the shared power to vote and dispose of the Common Units owned by the MLP Fund reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that Swank Capital, MLP Advisors or Mr. Swank is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the 7,413,013 Common Units owned by the MLP Fund. Pursuant to Rule 13d-4, Swank Capital, MLP Advisors and Mr. Swank disclaim all such beneficial ownership.
(c) There were no transactions in the Common Units during the past sixty (60) days by the Reporting Persons.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.

Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 29, 2011

CUSHING MLP OPPORTUNITY FUND I, LP
By:	Cushing MLP Asset Management, LP, its investment adviser

By:	Swank Capital, L.L.C., its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

SWANK CAPITAL, L.L.C.
By:	/s/Jerry V. Swank
Jerry V. Swank
Managing Member

CUSHING MLP ASSET MANAGEMENT, LP
By:	Swank Capital, L.L.C., its general partner

By:	/s/Jerry V. Swank
Jerry V. Swank
Managing Member

/s/Jerry V. Swank
Jerry V. Swank